Jennifer M. Grigsby
Senior Vice President, Treasurer and Corporate Secretary

Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

May 3, 2012

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010
Attention:  Mr. H. Roger Schwall, Assistant Director

Re:	Chesapeake Energy Corporation
Amendment No. 1 to Annual Report on Form 10-K
Filed April 30, 2012
Response dated April 30, 2012
File No. 1-13726

Ladies and Gentlemen:

This letter sets forth the responses of Chesapeake Energy Corporation to the comments of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission received by letter dated May 2, 2012.  We have repeated below the Staff's comments in bold and followed each comment with the Company's response.

Amendment No. 1 to Annual Report on Form 10-K

Corporate Governance

Board of Directors

Code of Business Conduct and Ethics, page 4

1.
Please clarify your response to prior comment one.  We note that the amended code does not indicate the changes made.  As such, please confirm that the changes to the code were not substantive in nature, but rather were technical, administrative or non-substantive (see Instruction 1 to Item 5.05 of Form 8-K).  Alternatively, if the changes were substantive, explain how you complied with the requirement to “[b]riefly describe the…nature of any amendment” on your website

Response:   The referenced revisions to the Company’s amended Code of Business Conduct and Ethics (the “Code”) reflect the inclusion of language in the “Political Process” section of the Code that governs political and lobbying contributions and related activities by the Company and employees.  This section is not directed solely to persons identified in Item 406(a) of Regulation S-K but applies to all employees of the Company, and it addresses topics beyond those described in Item 406(b) of Regulation S-K (as contemplated by the Instruction to Item 406).  In part to make the Company’s procedures more transparent to shareholders, who have shown a heightened interest in corporate lobbying and political contributions, these changes were made to provide more detail about existing Company practices relating to the use of Company funds in political activities and personal participation in political activities by any employee.  The Code prior to amendment explained that “[t]he Company is an active participant in the processes of our government at the national, state and local levels, within the parameters of the law” and cautioned employees to “clearly distinguish [their] personal views and actions from those of the Company”; the revisions to the Code primarily served to clarify the Company’s existing administrative framework regulating such activities.  Because the revisions to the Code did not relate to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K, and applied to a broader group of persons than those specified in Item 406(b), such revisions were not required to be disclosed as an amendment to the Code pursuant to Item 5.05(a) of Form 8-K.

Executive Compensation

Stock Ownership

Prohibition of Margining and Derivative or Speculative Transactions, page 29

2.	We note your response to prior comment four, including your statement that you “will add such an example in [your] definitive proxy statement.” Please provide us with a draft of proposed language.

Response:   In response to the Staff’s comment, we propose to add language in the defenitive proxy statement providing an example that illustrates how the prohibition works, as set forth below:

Prohibition of Margining and Derivative or Speculative Transactions

Our Insider Trading Policy prohibits margining and derivative or speculative transactions involving Company stock in aggregate amounts up to the level set according to each named executive officer’s minimum stock ownership guideline. For example, an officer required to own a minimum of 25,000 shares of Company common stock is prohibited from engaging in such transactions with respect to 25,000 shares, but not with respect to other shares the officer owns. The transactions covered by the policy include trading in puts, calls, covered calls or other derivative products involving Company stock; engaging in hedging or monetization transactions with respect to Company stock; holding Company stock in a margin account; or pledging Company stock as collateral for a loan. We believe these prohibitions ensure that the minimum ownership levels are effective in aligning each officer’s interests with those of our shareholders.

Should any member of the Staff have a question regarding our responses to the comments set forth above, or need additional information, please do not hesitate to call me at (405) 935-9225, or you may contact our outside counsel Connie Stamets at (214) 758-1622 at Bracewell & Giuliani LLP.  For any future written correspondence sent by email, please use the following addresses:  jennifer.grigsby@chk.com and connie.stamets@bgllp.com. We propose having a telephone conference with the Staff as soon as convenient after you have had an opportunity to review our responses in this letter.  As we indicated in our telephone conference on May 2, 2012, we will need to file the definitive proxy statement on Friday, May 4, in order to maintain our printing and mailing schedule for the annual meeting scheduled to occur on June 8, 2012.  Accordingly, we would greatly appreciate the Staff expediting its review as much as possible.

As you requested in the comment letter, we acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ JENNIFER M. GRIGSBY
Jennifer M. Grigsby
Senior Vice President, Treasurer and Corporate Secretary

cc:	Ms. Connie S. Stamets Bracewell & Giuliani LLP
Mr. David A. Katz Wachtell, Lipton, Rosen & Katz